IN VERITAS MEDICAL DIAGNOSTICS, INC.
                                 The Green House
                          Beechwood Business Park North
                           Inverness, Scotland IV2 3BL



                                    March 6, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


        Re: In Veritas Medical Diagnostics, Inc. (the "Company") Registration Statement on Form SB-2
                 Filed September 14, 2005
                 File No. 333-128321


Ladies and Gentlemen:

        We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We are requesting this withdrawal in response to the request set forth in your Comment Letter dated October 11, 2005. Please apply the Company's filing fee to its account with the SEC.

        If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

        Thank you for your assistance in this matter.


                                    IN VERITAS MEDICAL DIAGNOSTICS, INC.

                                    By: /s/ Martin Thorp
                                        ----------------
                                        Martin Thorp
                                        Chief Financial Officer